Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 25, 2024, or the Annual Report, including the consolidated annual financial statements as of and for the year ended December 31, 2023 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of CureVac N.V. The words “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of CureVac N.V. with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of CureVac N.V. to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates, the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs, the timing of and our ability to obtain and maintain regulatory approval for our product candidates, the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with the cancellation of manufacture and supply agreements in the event of termination of our research and development programs, the exercise by the Bill & Melinda Gates Foundation of withdrawal rights, our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection, the rate and degree of market acceptance of our products, our ability to commercialize our product candidates, if approved, our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved, general economic, political, demographic and business conditions in the United States and Europe, the impact of unstable market and economic conditions such as rising inflation and interest rates and the conflict involving Russia and Ukraine on our business, our ability to implement our growth strategy, our ability to compete and conduct our business in the future, our ability to enroll patients for our clinical trials, the availability of qualified personnel and the ability to retain such personnel, our reliance on key personnel, regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters, our ability to overcome the challenges posed by pandemics (such as COVID-19), to the conduct of our business and other various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K, that may affect our financial condition, liquidity and results of operations. Various other risks and uncertainties may affect CureVac and its results of operations, as described in reports filed by CureVac with the Securities and Exchange Commission from time to time, including its Annual Report. CureVac does not assume any obligation to update these forward-looking statements.

Unless otherwise indicated or the context otherwise requires, all references in this Report of Foreign Private Issuer on Form 6-K to “CureVac” or the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to CureVac N.V. together with its subsidiaries.

Overview

We are a global biopharmaceutical company that is developing a new class of transformative medicines based on messenger ribonucleic acid, or mRNA, which has the potential to improve the lives of people. mRNA plays a central role in cellular biology in the production of proteins in every living cell. Our vision is to revolutionize medicine and open new avenues for developing therapies by enabling the body to make its own drugs. We are pioneers in successfully harnessing mRNAs designed to prevent infections and to treat diseases by mimicking human biology to synthesize the desired proteins. Our technology platform is based on a targeted approach to optimize mRNA constructs that encode functional proteins which either induce a desired immune response or replace defective or missing proteins using the cell’s intrinsic translation machinery. Our current product portfolio includes clinical and preclinical candidates across multiple disease indications in prophylactic vaccines, oncology, and molecular therapy.

Prophylactic Vaccines

In prophylactic vaccines, we are advancing our second-generation mRNA backbone against coronavirus (SARS-CoV-2) and a range of infectious diseases, including influenza, in collaboration with GlaxoSmithKline Biologicals SA (“GSK”) pursuant to a new licensing agreement between us and GSK as announced on July 3, 2024.

COVID-19 Program in collaboration with GSK (second-generation mRNA backbone)

The collaboration on COVID-19 vaccine candidates with GSK, initiated in April 2021 and restructured in July 2024, aims to research, develop and manufacture mRNA vaccines targeting relevant SARS-CoV-2 variants.

On January 5, 2024, CureVac announced positive data from a formal interim analysis in the ongoing Phase 2 clinical study assessing monovalent and bivalent modified COVID-19 vaccine candidates in direct comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. The monovalent mRNA vaccine candidate, CV0601, encodes the Omicron BA.4-5 variant; the bivalent candidate, CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. Both vaccine candidates apply CureVac’s proprietary second-generation mRNA backbone.

Initiation of the Phase 2 study with CV0601 and CV0701 was announced on August 1, 2023. The study is being conducted in Australia and is fully enrolled with 427 healthy adult participants, as announced on November 1, 2023. It assesses the safety and immunogenicity of different single booster doses of CV0601 and CV0701. While the monovalent candidate CV0601 was tested at a single medium dose level, the bivalent candidate CV0701 was tested at low, medium, and high dose levels. All tested dose levels were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU.

Results from the formal interim analysis showed that both candidates exhibited a favorable reactogenicity profile across all tested doses and were generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events when compared to comparator vaccine participants within seven days of dosing.

Both candidates produced meaningful immune responses beginning at the lowest tested dose. Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates, which matched or numerically exceeded the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701. At the medium dose level tested for CV0601, neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine. At the low, medium, and high dose levels tested for CV0701, neutralizing antibody titers against BA.4-5 on day 29 following the booster vaccination were 2.7-fold, 3.7-fold, and 4.6-fold the titers before the booster, compared to a 3.6-fold ratio for the comparator vaccine.

The Phase 2 study was based on a Phase 1 study with the modified COVID-19 mRNA construct CV0501 also applying our second-generation backbone and encoding the Omicron BA.1 variant. CV0501 was the first vaccine candidate in the COVID-19 program to apply modified mRNA. Vaccination of the first participant in the Phase 1 study with CV0501 was announced on August 18, 2022. The study was conducted at clinical sites in the United States, Australia, and the Philippines to evaluate the safety, reactogenicity, and immunogenicity of a booster vaccination of

CV0501 in 180 participants. Positive preliminary data from the Phase 1 study were reported in January and April 2023 and led to the selection of modified mRNA as the preferred technology for further clinical development in the COVID-19 program. The study was completed in August 2023.

The first representative of our joint COVID-19 vaccine program with GSK based on our second-generation backbone was CV2CoV, an unmodified mRNA construct, encoding the original SARS-CoV-2 virus. A Phase 1 clinical study with CV2CoV was announced on March 30, 2022, to evaluate the safety, reactogenicity, and immunogenicity of a booster vaccination of CV2CoV in 98 participants at clinical sites in the United States. The study was completed in March 2023.

Seasonal Flu Program in collaboration with GSK (second-generation mRNA backbone)

Seasonal flu was disclosed as the first indication from the initial collaboration we started with GSK in July 2020, which we restructured in July 2024.

On April 4, 2024, we announced promising interim data from an ongoing Phase 2 part of the combined Phase 1/2 study of a seasonal influenza vaccine candidate. The multivalent candidate was designed for broad antigen coverage, encoding antigens matched to all four WHO-recommended flu strains. Results from the planned interim analysis showed that the multivalent vaccine candidate boosted antibody titers against all encoded flu strains and across all age groups and tested dose levels, including the lowest tested dose. The vaccine candidate was shown to have an acceptable safety and tolerability profile, with the majority of solicited adverse events reported as either mild or moderate. Among younger and older adults, geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines consistently across all tested dose levels. For influenza B strains geometric mean titers were lower than those elicited by the licensed comparator vaccines across both age groups and tested dose levels, in line with expectations and other initial mRNA-based clinical flu development programs. On May 28, 2024, we announced dosing of the first participant in a Phase 2 study of the multivalent seasonal influenza vaccine candidate developed in collaboration with GSK. The study assesses targeted optimizations for improved immune responses of the vaccine candidate against the relevant influenza B strain.

Initiation of the combined Phase 1/2 for seasonal flu was announced on May 8, 2023. The initial Phase 1 part compared a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate, addressing all four WHO-recommended flu strains. Candidates were tested at different dose levels in 270 healthy younger adults (age 18-50). Positive data from an interim analysis of the Phase 1 part was reported on September 12, 2023. Interim safety data showed no safety concerns across all tested dose levels for the multivalent candidates. Immunogenicity of all candidates was assessed in parallel with a licensed seasonal flu vaccine comparator vaccine. The humoral responses observed supported the selection of the preferred vaccine candidate, which is currently being tested in the Phase 2 part of the study.

The combined Phase 1/2 study is based on a Phase 1 study with a modified, monovalent influenza vaccine candidate, Flu-SV-mRNA, announced on August 18, 2022. The vaccine candidate expresses an H1N1 hemagglutinin antigen (subtype of influenza A). The Phase 1 dose-escalation study is being conducted in Canada, Spain, and Belgium to evaluate the safety, reactogenicity, and immunogenicity of Flu-SV-mRNA in younger adults aged 18-45 and older adults aged 60-80. Preliminary safety and reactogenicity data in younger adults showed that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. For older adults, a single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct. Immunogenicity of Flu-SV-mRNA was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups. In younger adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA increased up to approximately 3.3 times those elicited by the licensed flu vaccine comparator in younger adults. In older adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA were approximately 2.3 times those elicited by the licensed flu vaccine comparator. In the same age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator.

The first vaccine candidate within the broader infectious disease program applying our second-generation backbone we tested in collaboration with GSK was the flu candidate, CVSQIV, a multivalent vaccine candidate featuring multiple unmodified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity, and immunogenicity of CVSQIV. Preliminary safety data reported on April 28, 2022, showed a benign reactogenicity profile across the tested dose groups. The study was completed in September 2022.

Avian Influenza in collaboration with GSK (second-generation mRNA backbone)

Avian influenza was disclosed as the latest program progressing to clinical trials under the initial collaboration we started with GSK in July 2020, as restructured in July 2024.

On April 24, 2024, the start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate was announced. On August 15, 2024, the company announced the achievement of a €10 million milestone payment in the context of the successful transition to Phase 2 of the study. The study assesses a monovalent vaccine candidate encoding an influenza A H5-antigen. The H5N1 avian flu virus is considered a potential future pandemic threat, able to sporadically cross species from its original bird host to other animal hosts to humans.

Oncology

In oncology, we plan to build a meaningful portfolio and create long-term value to accelerate growth beyond the recent progress in prophylactic vaccines. Within our oncology strategy, we follow two approaches: (1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and (2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile. Developing new cancer vaccine candidates is characterized by similar medical challenges as in infectious diseases, including selection and accessibility of disease-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells.

A key component to deliver on the development of new cancer vaccines is the build-up of a powerful antigen discovery engine. To complement existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates and gain access to state-of-the-art antigen discovery technologies, we announced a partnership with Belgium-based company myNEO Therapeutics (“myNEO”) on May 25, 2022, and the acquisition of Netherlands-based Frame Cancer Therapeutics (“Frame”) on June 8, 2022.

Together with immunotherapy company myNEO, we aim to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing. On November 22, 2023, both companies announced that CureVac exercised two exclusive options on selected sets of potential cancer vaccine shared antigen targets. The shared antigen targets identified by my NEO within the collaboration demonstrated strong immunogenicity in undisclosed preclinical studies. The most promising targets will be considered for validation for the design of potential mRNA cancer vaccine candidates.

With the acquisition of Frame, a private company focused on advanced genomics and bioinformatics, on July 1, 2022, we added sophisticated methods to identify unique neoantigens across different cancer types. The former Frame site was inaugurated as CureVac Netherlands and will further develop the proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches. This could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.

The field of immunotherapy has advanced with the progression of available technologies, such as next-generation sequencing, to extract data from patient samples. Conventional approaches have so far focused on the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information.

The technologies brought in house with the acquisition of Frame are based on whole-genome-sequencing for every patient sample combined with short as well as long-range RNA sequencing to map the full inventory of genomic changes. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in entirely new and potentially antigenic tumor antigens that we plan to test as targets for a portfolio of new cancer vaccine candidates. These new antigens are not only entirely foreign to the body but are also uniquely expressed in the tumor and not in healthy tissue. In their foreignness, these constructs are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

We recently extended our capabilities in oncology with a co-development and licensing agreement with The University of Texas MD Anderson (“M.D. Anderson”) Cancer Center, announced on April 16, 2024. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and M.D. Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The focus of the collaboration is on the development of differentiated cancer vaccine candidates in selected hematological and solid tumor indications with high unmet medical need. Identification of differentiated cancer antigens via whole genome sequencing, combined with long- and short-read RNA-sequencing and cutting-edge bioinformatics will be followed by joint preclinical validation of the highest-quality cancer antigens and selection of the most promising clinical-lead candidates for conducting initial Phase 1/2 studies in appropriate clinical indications.

Under the collaboration agreement with M.D. Anderson, we are granted an exclusive, fee-bearing, sublicensable license under certain intellectual property to develop, manufacture and commercialize (i) products containing certain RNA-based cancer vaccine candidate(s) developed under the agreement, or M.D. Anderson Cancer Center (“MDACC”) Program Products, for any and all uses for cancer in humans throughout the world and (ii) certain other products that target one or more antigens identified under the agreement throughout the world and M.D. Anderson is granted an exclusive, fee-bearing, sublicensable license under certain intellectual property jointly created under the agreement to develop, manufacture and commercialize certain non-MDACC Program Products that target one or more antigens identified under the agreement throughout the world.

Further, we are solely responsible for the commercialization and commercial manufacturing of the MDACC Program Products for any and all uses related to cancer in humans worldwide. On a program-by-program basis upon completion of the first Phase I/II or Phase I clinical trial, as applicable, for a program, the parties agree to decide on a commercialization strategy through the joint steering committee, including whether such commercialization will be done by us or a third party via a partnership. On a program-by-program basis, each party will fund a specific percentage of all development costs incurred under the agreement. On a program-by-program basis, we will initially receive a percentage of the commercialization proceeds which is equal to our percentage of development costs, subject to certain assumptions and adjustments.

Investigational cancer vaccine CVGBM for surgically resected glioblastoma

To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a proof-of-principle Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma on June 20, 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study. Part B is expected to start enrollment in the third quarter of 2024. A first study data readout is expected in the second half of 2024.

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer vaccine construct targeting tumors in a murine melanoma model. The data was presented at the 11th International mRNA Health Conference, hosted by CureVac from October 31 to November 2, 2023, in Berlin, Germany.

The preclinical mRNA construct encoding ten epitopes derived from the murine B.16.F10 melanoma cell line was tested in mice. The study applied three 5 µg doses of LNP-formulated B.16 mRNA, administered intramuscularly at weekly intervals. Data obtained on day 21 confirmed prominent induction of CD8+ and CD4+ T cell responses recognizing epitopes across the full multiepitope construct. Median survival of the animals increased to 30.9 days for treated mice compared to 23.2 days for a group vaccinated with formulated control mRNA.

Strong T cell activation is particularly encouraging and relevant, as the B16-F10 tumor model is characterized as a cytokine deficient “cold” tumor model that exhibits very little immune cell infiltration and resistance to check-point inhibitors. The data suggest that single-agent application of the multiepitope B.16 mRNA construct generated robust T cell activation in the tumor microenvironment, thereby inhibiting tumor growth and extending survival in the applied preclinical model.

The RNA Printer®

In addition to our GMP manufacturing facilities, we are developing a novel downsized, integrated, and automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. The RNA Printer® is CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics and an integral part of our oncology strategy. The highly standardized system is expected to allow for rapid and highly flexible availability of mRNA to screen new targets and transition promising mRNA product candidates more efficiently into the clinic. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies. On November 14, 2023, we announced that the system has successfully achieved the first regulatory milestone by obtaining a manufacturing license from the regional authority in Baden-Württemberg for an mRNA in our cancer vaccine development program to support CureVac’s oncology strategy. The second regulatory milestone was achieved on December 12, 2023, when The RNA Printer® received a drug substance framework manufacturing license from the regional authority in Baden-Württemberg. The regulatory review process is ongoing.

Molecular Therapies

Our development efforts for molecular therapy are based on delivering optimized mRNAs to trigger production of antibodies or therapeutic proteins. Using our technology, we can instruct human cells to produce or secrete specific proteins in the nucleus, cytoplasm, cellular organelles or cell membrane. Based on this “healthy” information delivered by mRNA, our cells can produce proteins, which are required to treat the disease caused by missing or inactive proteins.

Our mRNA optimization process, which is a core pillar of our RNA optimizer platform, is designed to increase protein expression with the aim to reach therapeutic levels. In preclinical studies in non-human primates, we have demonstrated that antibodies encoded by mRNA can be produced in hepatocytes very rapidly and can reach therapeutic levels in the blood stream. We are currently advancing undisclosed programs in preclinical studies across eye disorders as well as delivering therapeutic antibodies. Our work in eye disorders is carried out in collaboration with the Schepens Eye Research Institute. We expect to publish data from our collaboration in 2024.

Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our broad product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. We are initially targeting diseases that require an active immune response (such as prophylactic vaccines and cancer vaccines) and require transient expression of mRNA in tissue types that are more easily accessible. We believe these indications are amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system. Following the encouraging results from our current prophylactic vaccines program in clinical studies and based on our advanced understanding of mRNA biology and immune stimulation control, we have expanded our product portfolio to also target indications that require an immune silent approach (such as protein delivery), given the need for higher doses, repeated dosing and longer expression of the protein. These initial indications are using LNP delivery systems.

We consider our manufacturing process an important part of our strategy that allows us to match our flexible and versatile technology platform with equally flexible and versatile manufacturing setups. In house, we currently operate three GMP-certified suites, with the capacity to supply our clinical programs and support potential early commercialization activities. We are in the process of building a fourth GMP large-scale production facility at CureVac’s headquarters in Tübingen, which is being designed to cover all manufacturing steps from starting material to formulation.

Key Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

Research and Development Expenses

Our ability to successfully pioneer a robust mRNA technology platform and develop innovative product candidates will be the primary factor affecting our future growth and development. Our approach to the discovery and development of product candidates based on mRNA technology is still being demonstrated. As such, we do not know whether we will be able to successfully develop any products. Developing novel product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines in collaboration with GSK, and oncology and molecular therapy.

All of the product candidates are still in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Due to our accelerated efforts to develop our first-generation backbone COVID-19 vaccine candidate, CVnCoV, we incurred research and development expenses that significantly exceeded our historical levels of research and developments expenses. Additionally, our October 2021 notification to the European Commission, or EC, of the withdrawal of our regulatory approval application for CVnCoV resulted in our recognition of several expenses, which have contributed to our increased expense levels, but which we do not expect to recur in future periods. In April 2021, we entered into a collaboration agreement with GSK for the development of a broad COVID-19 vaccine program based on our second-generation backbone. CV2CoV, a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within LNPs, is the first representative of our COVID-19 vaccine program based on the second-generation backbone and presently in the Phase 1 clinical trial, as announced on March 30, 2022. Within this COVID-19 vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We expect to incur significant expenses related to such second-generation backbone vaccine candidates. In July 2024, we restructured our collaboration agreement with GSK pursuant to which GSK will be responsible for the expenses related to the further development activities for the COVID-19 and influenza vaccine programs. We expect research and development costs to increase for the foreseeable future as our current development programs progress and new programs are added.

We have historically funded our research and development expenses primarily through public offerings of our common stock, private placements of equity securities, convertible loans, grants from government agencies and similar bodies and payments for collaborative research and development services with strategic partners. In addition, we signed an advance purchase agreement, or APA, with the EC that provided substantial support for our efforts to advance our first-generation backbone vaccine candidate, CVnCoV. In October 2021, we notified the European Commission of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA.

Our and Our Collaborators’ Ability to Commercialize Our Product Candidates

Our ability to generate revenue from our product candidates depends on our and our collaborators’ ability to successfully advance clinical trials for our product candidates and receive regulatory approval, particularly in the United States, Europe, and other major markets.

We believe that our broad portfolio of product candidates with both novel and validated targets enhances the likelihood that our research and development efforts will yield successful product candidates. Nonetheless, we cannot be certain if any of our product candidates will receive regulatory approvals. Even if such approvals are granted, we or our collaboration partners will thereafter need to maintain manufacturing and supply arrangements and engage in extensive marketing prior to generating any revenue from such products, and the ultimate commercial success of our and our collaboration partners’ products will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

The competitive environment is also an important factor with the commercial success of our product candidates, and our ability to successfully commercialize a product candidate will depend on whether there are competing product candidates being developed or already marketed by other companies.

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients about using a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we have focused our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment.

Our Collaborations, Related License Agreements and Advance Purchase Agreements

Our results of operations have been, and we expect them to continue to be, affected by our contractual collaborations with third parties for the development and commercialization of certain of our product candidates. To date, our revenues have been recognized pursuant to license and collaboration agreements, which include upfront payments for licenses or options to obtain licenses, milestone payments, payments for product sales and payments for research and development services. Grants from government agencies or similar bodies are recognized as other operating income or as a reduction to depreciation and amortization expense recognized from assets purchased under the associated arrangements.

We have entered into strategic collaborations and license agreements with third parties. As part of our business development strategy, we aim to increase the number of our strategic collaborations in order to derive further value from our platform and more fully exploit the potential of our collaboration and license agreements.

Certain key terms of our current material collaboration and license agreements are summarized below.

GlaxoSmithKline

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, which governed our collaboration with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens. The 2020 GSK Agreement was amended and restated in April 2021, September 2021, February 2022 and March 2022.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, which governed our collaboration with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID 19 vaccine candidates, CV0601 and CV0701. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time. The GSK COVID Agreement was amended and restated in September 2021, February 2022 and March 2022, and further amended to update the research and development plan in August 2022. In July 2024, we entered into a new licensing agreement with GSK, which provides for GSK to assume full control of developing and manufacturing vaccine candidates for seasonal influenza, COVID-19 and avian influenza. The new licensing agreement replaces the 2020 GSK Agreement and the GSK COVID Agreement, including all financial considerations relating to such agreements.

Under the terms of the new agreement, GSK will have worldwide rights to commercialize the candidate vaccines. We will receive an upfront payment of €400 million and may receive up to an additional €1.05 billion in development, regulatory and sales milestones and tiered royalties in the high single digit to low teens range.

Genmab

In December 2019, we entered into a Collaboration and License Agreement, which we refer to as the Genmab Agreement, with Genmab to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. We collaborated on research to identify an initial product candidate designed to express a certain Genmab proprietary antibody, and we contributed a portion of the overall costs for the development of such product candidate. In June 2023, Genmab notified us of its intent to terminate the Genmab First Program under the Genmab Agreement effective in September 2023. Such termination did not terminate the Genmab Agreement in its entirety, but rather only with respect to certain license and exclusivity provisions related to the Genmab First Program. Under the Genmab Agreement, we further grant Genmab a license for the preclinical development of up to four additional mRNA antibody product concepts and options to obtain commercial licenses under our mRNA technology to develop, manufacture and commercialize product candidates for up to three of such product concepts.

Under the terms of the Genmab Agreement, Genmab paid us a $10 million upfront fee and made a €20 million equity investment in March 2020. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per-product basis and subject to certain customary reductions. We retain an option to participate in development and commercialization of one of the potential additional mRNA antibody product concepts under predefined terms and conditions. In the event we exercise such right, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of June 30, 2024, we have received $1 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provides us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. We are required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement and to reimburse Acuitas for certain costs incurred in connection with development activities and certain FTE costs. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option to obtain a license for further development and commercialization with respect to a selected target, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we are required to pay an exchange fee of $3 million. We additionally paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and paid two annual payments of an additional $250,000 per option to extend certain options. Under each license agreement in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments and must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of June 30, 2024, we have exercised our option to obtain a non-exclusive license to 20 targets, subject to customary closing conditions. As of June 30, 2024, we have paid Acuitas $14.3 million in reservation and option exercise fees, $0.6 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.1 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option that we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and between $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement. We must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. Additionally, we are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. As of June 30, 2024, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $350,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the license agreement relating to CVGBM, and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by the first amendment entered into in June 2020 and the second amendment entered into in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of four of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $28 million in development milestone payments, $52 million in regulatory milestone payments and $260 million in commercial milestone payments, as well as mid-single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the CRISPR Therapeutics Agreement, CRISPR Therapeutics must pay us a low-teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of June 30, 2024, we have received €11.0 million in payments and have invoiced €1.5 million for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and we have received development milestone payments of €3.7 million related to gene-editing programs for certain diseases and no royalty or sublicense fee payments. Additionally, as of June 30, 2024, we have received payments from CRISPR Therapeutics for certain amounts under the agreement in connection with the second amendment, which confirmed the parties’ intention to stop work on two programs under the CRISPR Therapeutics Agreement and added three new programs.

Bill & Melinda Gates Foundation

In May 2014, we were awarded a contract from the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $3.0 million in funding. As of June 30, 2024, we have received $3.0 million in funding under the agreement. In March 2015, the Bill & Melinda Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation mission. In connection with the investment by the Bill & Melinda Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Bill & Melinda Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of June 30, 2024, we have received $0.7 million in funding under the picornaviruses grant agreement. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. Following the completion of the project, the Bill & Melinda Gates Foundation requested a reimbursement for unspent funds. As of June 30, 2024, we have paid unspent funds of $0.2 million back to the Bill & Melinda Gates Foundation. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Bill & Melinda Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of June 30, 2024, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022; however, our global access commitments survive.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in February 2022, except with respect to certain projects, which were completed in March 2024. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of June 30, 2024, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement. Following the completion of the CEPI Agreement, CEPI requested the reimbursement of $1.4 million for unspent funds and as of June 30, 2024, we have paid these unspent funds back to CEPI.

Tesla Automation

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of June 30, 2024, we have paid Tesla Automation €22 million to €23 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO, pursuant to which, as amended in January 2023, we will both collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We receive a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. myNEO receives a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option. On October 9, 2023, we notified myNEO that we reached a research and development milestone where we selected four antigens for further development, which we intend to use in a clinical candidate for the indication head and neck squamous-cell carcinoma, which is an indication other than the Main Indication.

Under the R&O, we paid myNEO an upfront one-time technology access fee of €138,000 and myNEO is eligible to receive up to €17.5 million in research and development milestone payments with respect to the Main Indications, up to €175,000 in research and development milestone payments with respect to indications other than the Main Indications, up to €30 million in commercial milestone payments with respect to the Main Indications and up to €7.5 million in commercial milestone payments with respect to indications other than the Main Indications, as well as low single-digit percentage royalties on the net sales of licensed products in the Main Indications and sub single-digit percentage royalties on the net sales of licensed products for indications other than the Main Indications. Our royalty obligations continue on a product-by-product and country-by-country basis until the earlier of the date when there are no valid patent claims covering such licensed product in such country and 10 years following the date of first commercial sale of such licensed product in such country.

Financial Operations Overview

Revenue

To date, our revenues have consisted of up-front licensing payments, milestone payments, product sales and compensation for research and development services, all of which relate to our license and collaboration agreements. Certain of these payments are initially recorded on our statement of financial position and are subsequently recognized as revenue in accordance with our accounting policy as described further in note 2 to our audited consolidated financial statements included in the Annual Report.

Cost of Sales

Cost of sales consists primarily of personnel costs, costs for materials and third-party services, including any relating to written-off inventory, as well as maintenance and lease costs, and depreciation and amortization. Costs of sales includes costs of product sales, idle production costs and costs from set-up and quality assurance activities for our production processes, including those relating to pharmaceutical products which are under development in our collaboration agreements and for which we have not yet generated revenues. See “Research and Development Expenses” below for additional information on recognition of costs relating to pre-launch products.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of personnel expenses which include salary and salary-related expenses and expenses from share-based compensation.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research and preclinical and clinical development activities, including our product discovery efforts and certain activities relating to the design of GMP-manufacturing facilities. Research and development expenses contain wages and salaries, share-based compensation, fringe benefits and other personnel costs, the costs of clinical testing and the associated clinical production costs, research material production costs, fees for contractual partners, consultants and other third parties, fees to register legal rights, amortization of licensed software and intellectual property as well as costs for plant and facilities. Research and development expenses contain costs for independent research and development work as well as work carried out in the context of collaboration and licensing agreements; such expenses include all costs related to research and development services delivered under our collaboration arrangements. Additionally, prior to initial regulatory approval, if any, costs relating to production of products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales as they will have been recognized in research and development expense in the period incurred.

We expense research and development expenses as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

General and Administrative Expenses

General and administrative expenses generally include wages and salaries, share-based compensation, fringe benefits and other personnel costs of our senior management and administrative personnel, costs for professional services, including legal, audit and consulting services and costs of facilities and office expenses.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2024

We have based the following discussion of our financial condition and results of operations on our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2023 and 2024 and the notes thereto, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Our historical results for the six months ended June 30, 2023 and 2024 are not necessarily indicative of results to be expected for a full year or any other interim period.

The following table summarizes our consolidated results of operations for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended
	June 30,
	2023	2024

(in thousands of euros, except per share data)	(unaudited)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	14,708	26,809
Cost of sales	(46,489)	(82,412)
Selling and distribution expenses	(2,232)	(1,957)
Research and development expenses	(55,118)	(58,918)
General and administrative expenses	(45,532)	(35,050)
Other operating income	3,448	5,154
Other operating expenses	(942)	(563)
Operating loss	(132,157)	(146,938)
Finance income	10,085	6,303
Finance expenses	(2,734)	(495)
Loss before income tax	(124,806)	(141,129)
Income tax benefit (expense)	(27)	(1,967)
Net loss	(124,833)	(143,096)
Other comprehensive income/loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	16	(79)
Total comprehensive loss	(124,816)	(143,175)
Net loss per share (basic and diluted)	(0.57)	(0.64)

Revenue

Revenue was €26.8 million for the six months ended June 30, 2024, representing an increase of €12.1 million, or 82%, from €14.7 million for the six months ended June 30, 2023. The increase was primarily driven by higher sales to GSK and CRISPR. In total, revenue of €17.6 million was recognized through the collaboration with GSK and €9.2 million was recognized through the collaboration with CRISPR for the six months ended June 30, 2024.

Cost of Sales

Cost of sales was €82.4 million for the six months ended June 30, 2024, representing an increase of €35.9 million, or 77%, from €46.5 million for the six months ended June 30, 2023. The increase was primarily attributable to the increase of a CMO provision, write-down of raw materials and higher personnel expenses related to the voluntary leaver program initiated in March 2024.

	For the Six Months Ended
	June 30,
	2023	2024

(in thousands of euros)	(unaudited)
Personnel	(17,559)	(21,420)
Materials	(12,630)	(34,080)
Third party services	(11,839)	(22,461)
Maintenance and lease	(1,115)	(1,733)
Amortization, depreciation and derecognition	(2,219)	(2,103)
Other	(1,127)	(616)
Total	(46,489)	(82,412)

Selling and Distribution Expenses

Selling and distribution expenses were €2.0 million for the six months ended June 30, 2024, representing a decrease of €0.2 million, or 12%, from €2.2 million for the six months ended June 30, 2023. The decrease was primarily attributable to lower personnel expenses.

	For the Six Months Ended
	June 30,
	2023	2024

(in thousands of euros)	(unaudited)
Personnel	(2,030)	(1,776)
Amortization and depreciation	(6)	(1)
Other	(196)	(180)
Total	(2,232)	(1,957)

Research and Development Expenses

Research and development costs were €58.9 million for the six months ended June 30, 2024, representing an increase of €3.8 million, or 7%, from €55.1 million for the six months ended June 30, 2023. The increase was primarily attributable to increased expenses related to the IP litigations.

	For the Six Months Ended
	June 30,
	2023	2024

(in thousands of euros)	(unaudited)
Materials	(9,217)	(9,280)
Personnel	(23,570)	(19,402)
Amortization and depreciation	(3,508)	(4,394)
Impairment	—	(3,248)
Patents and fees to register/protect a legal right	(2,048)	(10,057)
Third party services	(11,773)	(8,677)
Maintenance and lease	(3,593)	(3,404)
Other	(1,410)	(455)
Total	(55,118)	(58,918)

The following table reflects our research and development costs for each of our programs for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended
	June 30,
	2023	2024

(in thousands of euros)	(unaudited)
Key Programs
Second Generation Covid (CV0601, CV0701 and CV0501)	(10,180)	(894)
Off-the-shelf cancer vaccines	(596)	(2,534)
Personalized cancer vaccines	(1,097)	(1,161)
CVGBM	(2,354)	(1,490)
Other Research and Development Programs	(5,310)	(7,580)
Unallocated costs (1)	(35,581)	(45,259)
Total	(55,118)	(58,918)

(1)

Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register/protect a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates.

Considering that, our research and development expenses primarily relate to the following key programs:

•

For SARS-CoV-2, modified mRNA vaccine candidates CV0601 (monovalent) and CV0701 (bivalent) developed in collaboration with GSK. While CV0601, encodes the Omicron BA.4-5 variant; CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. Both candidates are currently being tested in a Phase 2 study, initiated on August 1, 2023, in comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. Positive data from a formal interim analysis were announced on January 5, 2024. Both vaccine candidates, CV0601 and CV0701, apply CureVac’s proprietary second-generation mRNA backbone. The decrease in research and development expenses is primarily due to the reimbursement from GSK of the development costs incurred by CureVac related to CV2CoV, or GSK II. Since the first €100.0 million of development costs of GSK II was achieved in August 2023, CureVac recognized GSK’s reimbursement on GSK II as an offset against research and development expense. In July 2024, we restructured our collaboration agreement with GSK pursuant to which GSK will be responsible for the expenses related to the further development activities for the COVID-19 and influenza vaccine programs.

•

In our oncology therapeutic area, novel cancer vaccine candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression in healthy tissues. Within this strategy, we are following two approaches: (1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and (2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone.

•

Our oncology program, CVGBM, is a single mRNA construct based on our second-generation mRNA backbone, encoding eight epitopes from known tumor associated antigens with demonstrated relevance in glioblastoma. It is currently being tested in a Phase 1 study to assess safety and tolerability as a monotherapy in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study consists of two parts, a dose-escalation part (Part A) and a dose-expansion part (Part B). Part A has successfully completed enrollment. Following review of the Part A safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose-limiting toxicities and recommended a 100µg dose for the subsequent dose-confirmation Part B. Part B is expected to start recruitment in the third quarter of 2024.

General and Administrative Expenses

General and administrative expenses were €35.1 million for the six months ended June 30, 2024, representing a decrease of €10.4 million, or 23%, from €45.5 million for the six months ended June 30, 2023. The decrease was primarily attributable to less personnel expenses due to lower share-based payment expenses.

	For the Six months Ended
	June 30,
	2023	2024

(in thousands of euros)	(unaudited)
Personnel	(15,742)	(11,157)
Maintenance and lease costs	(2,915)	(2,304)
Third party services	(12,873)	(12,307)
Legal and other professional services	(6,074)	(3,799)
Amortization and depreciation	(6,071)	(4,456)
Other	(1,857)	(1,027)
Total	(45,532)	(35,050)

Other Operating Income

Other operating income was €5.2 million for the six months ended June 30, 2024, representing an increase of €1.8 million, or 49%, from €3.4 million for the six months ended June 30, 2023. The increase was primarily attributable to sale of materials to GSK.

Other Operating Expense

Other operating expense was €0.6 million for the six months ended June 30, 2024, representing a decrease of €0.3 million, or 40%, from €0.9 million for the six months ended June 30, 2023. Other operating expense related primarily to compensation expense of our Supervisory Board.

Finance Income

Finance income was €6.3 million for the six months ended June 30, 2024, representing a decrease of €3.8 million, or 38%, from €10.1 million for the six months ended June 30, 2023 and relates mainly to positive interest on cash investments.

Finance Expenses

Finance expenses were €0.5 million for the six months ended June 30, 2024, representing a decrease of €2.2 million, or 82%, from €2.7 million for the six months ended June 30, 2023. The decrease was primarily attributable to prior year period impacted by foreign exchange losses.

Income Tax (Expense)

An income tax expense of €2.0 million was generated for the six months ended June 30, 2024, representing an increase of €1.9 million, from an income tax expense of €27.0 thousand generated for the six months ended June 30, 2023. The increase to an expense was primarily attributable to deferred tax expenses of CureVac N.V. and CureVac Corporate Services GmbH.

Liquidity and Capital Resources

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;
•	future indebtedness and the interest we are obligated to pay on this indebtedness;
•	the availability of public and private debt and equity financing;
•	changes in exchange rates which will impact our generation of cash flows from operations when measured in euros; and
•	our capital expenditure requirements.

Overview

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2023 and 2024, we incurred net losses of €124.8 million and €143.1 million, respectively. To date, we have financed our operations primarily through the IPO in August 2020, the public offering in February 2021, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies and payments for collaborative research and development services. Our cash and cash equivalents as of June 30, 2024 were €202.5 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. We believe our existing cash, cash equivalents, borrowings available to us, receipts from grants and short-term investments, together with expected cost savings from our strategic restructuring plan and upfront payments and potential milestone and royalty payments under our agreement with GSK, will enable us to fund our operating expenses and capital expenditure requirements into 2028. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

In February 2023, we sold an additional 27,027,028 common shares in an underwritten public offering at an offering price of $9.25 per share raising $234.2 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Securities LLC, as sales agents, to establish an at-the-market offering program (“ATM Program”), relating to the sale, from time to time, of our common shares. For the six months ended June 30, 2024, we did not issue any common shares through the ATM Program.

In July 2024 we announced that we entered into a new license agreement with Glaxosmithkline Biologicals SA (“GSK”). Following completion of customary closing conditions, as well as certain antitrust and regulatory approvals, the agreement was closed on July 11, 2024. Since 2020, GSK and CureVac have worked together to develop mRNA vaccines for infectious diseases. Through this collaboration, GSK and CureVac currently have vaccine candidates for seasonal influenza and COVID-19 and avian influenza in clinical development. All candidates are based on CureVac’s proprietary second-generation mRNA backbone. Under the terms of the new agreement, GSK will assume full control of developing and manufacturing these candidate vaccines. GSK will have worldwide rights to commercialize the candidate vaccines. CureVac will receive an upfront payment of €400 million and up to an additional €1,050 million in development, regulatory and sales milestones as well as tiered royalties in the high single to low teens range. The new agreement replaces all previous financial considerations from the prior collaboration agreement between GSK and CureVac. We received the €400 million upfront payment in August 2024.

Comparative Cash Flows

Comparison of the six months ended June 30, 2023 and 2024

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the Six months Ended
	June 30,
	2023	2024

	(in thousands of euros)
	(unaudited)
Net cash flow from (used in):
Operating activities	(163,702)	(185,667)
Investing activities	(27,369)	(12,575)
Financing activities	233,513	(2,340)
Effect of currency translation gains on cash and cash equivalents	(314)	645
Overall cash inflow	42,128	(199,937)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was €185.7 million as compared to net cash used in operating activities of €163.7 million for the six months ended June 30, 2023. The increase in net cash used in operating activities was primarily attributable to payments related to our CMO arbitrations and higher expenses due to our IP proceedings.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was €12.6 million as compared to net cash used in investing activities of €27.4 million for the six months ended June 30, 2023. The change in cash flows from investing activities was primarily attributable to decreased purchases of property, plant and equipment for manufacturing facilities and intangible assets.

Financing Activities

Net cash used by financing activities was €2.3 million for the six months ended June 30, 2024 as compared to cash provided by financing activities of €233.5 million for the six months ended June 30, 2023. The decrease in cash flow used by financing activities was mainly attributable to prior year impacted by the raising of cash in the follow-on underwritten public offering conducted in February 2023.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for those noncancellable contractual obligations from certain of our arrangements with contract manufacturing organizations disclosed in “Liquidity and Capital Resources” and “Contractual Obligations and Commitments.”

Safe Harbor

See “Forward-Looking Statements.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or the IFRS, as issued by the International Accounting Standards Board, or IASB. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “note 2 — Significant accounting policies” and “note 10 — Share-based payments” to our consolidated financial statements included in the Annual Report.

Recent Accounting Pronouncements

We have applied, in our audited consolidated financial statements for the year ended December 31, 2023, new standards and amendments as issued by IASB and that are mandatory as of January 1, 2023. See note 2 to our audited consolidated financial statements included in the Annual Report.